                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              ECOMETRY CORPORATION
                              --------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)


                                   27900H 106
                                   ----------
                                 (CUSIP Number)

                              STEVEN E. SEGAL, ESQ.
                               COOLEY GODWARD LLP
                       380 INTERLOCKEN CRESCENT, SUITE 900
                         BROOMFIELD, COLORADO 80021-8023
                                 (720) 566-4000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                JANUARY 25, 2002
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

                         (Continued on following pages)
                              (Page 1 of 13 pages)

CUSIP No. 27900H 106                                                Page 2 of 9


--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

     Syngistix, Inc.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [  ]
     (b) [  ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS (2d) OR 2(e)

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF              7    SOLE VOTING POWER

    SHARES                    -0-
                         -------------------------------------------------------
 BENEFICIALLY            8    SHARED VOTING POWER

   OWNED BY                   4,367,500
                         -------------------------------------------------------
     EACH                9    SOLE DISPOSITIVE POWER

  REPORTING                   -0-
                         -------------------------------------------------------
    PERSON               10   SHARED DISPOSITIVE POWER

    WITH:                     -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,367,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (see instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     35.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (see instructions)

     CO
--------------------------------------------------------------------------------

CUSIP No. 27900H 106                                                Page 3 of 9

ITEM 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share ("Issuer Common Stock"), of Ecometry Corporation, a Florida corporation (the "Issuer"). The Issuer's principal executive offices are located at 1615 South Congress Avenue, Delray Beach, FL 33445-6368.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This Statement is being filed by Syngistix, Inc., a Delaware corporation ("Parent"). The directors and executive officers of Parent are identified in Schedule A attached hereto.

     (b)-(c) Parent's principal business is the development and sale of supply chain management software. The address of Parent's principal office and principal place of business is 5340 Quebec Street, Suite 300, Englewood, CO 80111. Set forth on Schedule A to this Statement, and incorporated herein by reference, is the name, business address and present principal occupation or employment of each executive officer and director of Parent.

     (d)-(f) During the last five years, neither Parent, nor to the best of Parent's knowledge, any of Parent's directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. To the best of Parent's knowledge, each of the directors and executive officers of Parent identified in Schedule A attached hereto is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The agreement of certain shareholders of the Issuer to execute and deliver the Amendment (described below) was made in consideration for Parent executing the Agreement and Plan of Merger, dated as of January 25, 2002 (the "Merger Agreement"), among Issuer, Parent and Citrus Merger Corp., a Florida corporation ("Merger Sub"). See Item 4.

ITEM 4. PURPOSE OF TRANSACTION

     On January 25, 2002, Parent, Issuer and Merger Sub entered into the Merger Agreement. Pursuant to the Merger Agreement, Parent has agreed, subject to the approval of the Merger Agreement and the Merger (described below) by the Issuer's Shareholders (the "Shareholder Vote"), Parent's right to terminate the Merger Agreement under certain circumstances, and the satisfaction or waiver of various closing conditions, to acquire all of the outstanding common stock of the Issuer in a merger transaction that would pay $2.90 cash for each share of outstanding Issuer Common Stock (the "Merger"). If the Merger is completed, Merger Sub will merge with and into Issuer, with Issuer surviving and becoming a wholly-owned subsidiary of Parent. If and when the Merger is consummated, Merger Sub will cease to exist as a corporation,

CUSIP No. 27900H 106                                                Page 4 of 9

and all of the business, assets, liabilities and obligations of the Merger Sub will be transferred to Issuer as a matter of law with Issuer remaining as the surviving corporation ("Surviving Corporation"). The foregoing summary of the Merger is qualified in its entirety by reference to the Merger Agreement included as Exhibit 1 to this Statement and incorporated herein in its entirety by reference. The source and amount of funds for the acquisition of the shares of Issuer Common Stock pursuant to the Merger will be described in the proxy statement to be mailed to each stockholder of Issuer prior to the Shareholder Vote.

     As an inducement to Parent to enter into the Merger Agreement, Issuer, SG Merger Corp., a Florida corporation ("SG"), Wilburn W. Smith and Allan J. Gardner entered into an Amendment and Waiver to Agreement and Plan of Merger, dated as of January 25, 2002 (the "Amendment"). Wilburn W. Smith and Allan J. Gardner (the "Director Parties") are directors of the Issuer. As reported in the Issuer's preliminary proxy statement, dated December 31, 2001, Wilburn W. Smith and Allan J. Gardner together beneficially own 4,367,500 shares of Issuer Common Stock. Pursuant to the terms of the Amendment, each of the Director Parties has agreed to the following: (i) at any meeting of shareholders, however called, to cause all outstanding shares of Issuer Common Stock that the Director Parties beneficially and collectively own or are otherwise entitled to vote or direct the voting of as of the record date fixed for such meeting to be voted in favor of the approval and adoption of the Merger Agreement and any action contemplated thereby, (ii) in the event that written consents are solicited with respect to approval of the Merger, or with respect to any actions contemplated thereby, to cause any such consent to be executed with respect to all outstanding shares of Issuer Common Stock that the Director Parties beneficially and collectively own or are otherwise entitled to vote or direct the voting of as of the record date fixed for such action by written consent. By executing the Amendment, each of the Director Parties also agrees, upon request by Parent, to irrevocably appoint Parent (or one or more officers of Parent) as his, her or its lawful attorney and proxy. Such proxy would give Parent the limited right to vote each of the shares of Issuer Common Stock beneficially and collectively owned by the Director Parties (the "Shares") in all matters related to the Merger. In exercising its right to vote the Shares as lawful attorney and proxy of the Director Parties, the right of Parent (or any nominee of Parent) to vote or grant written consent with respect to the Shares will be limited, at every shareholders meeting of Issuer and with respect to every written consent in lieu of such meeting, to the right to vote the Shares, or grant written consent with respect to the Shares, in favor of approval of the Merger and the Merger Agreement. The Director Parties may vote their respective Shares on all other matters. The shared voting power of Parent and the Director
Parties currently relates to 4,367,500 shares of Issuer Common Stock. The Amendment terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective and (ii) the date of termination of the Merger Agreement. The foregoing summary of the Amendment is qualified in its entirety by reference to the Amendment included as Exhibit 2 to this Statement and incorporated herein in its entirety by reference.

          (a) Other than as a result of the Merger described in Items 3 and 4 above, not applicable.

          (b) Other than as a result of the Merger described in Items 3 and 4 above, not applicable.

CUSIP No. 27900H 106                                                Page 5 of 9

          (c) Other than as a result of the Merger described in Items 3 and 4 above, not applicable.

          (d) Upon consummation of the Merger, the directors of the Surviving Corporation initially are contemplated to be Scotte C. Hudsmith and Mark Vellequette, and the officers of the Surviving Corporation initially are contemplated to be Scotte C. Hudsmith and Mark Vellequette, until their successors are duly elected, appointed or qualified.

          (e) Other than as a result of the Merger described in Items 3 and 4 above, not applicable.

          (f) Other than as a result of the Merger described in Items 3 and 4 above, not applicable.

          (g) If the Merger is consummated as planned, the Articles of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Articles of Incorporation of the Surviving Corporation, except that the same shall be amended to reflect the name of the Issuer, and as so amended shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by the Florida Business Corporation Act and such Articles of Incorporation. If the Merger is consummated as planned, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended, except that the same shall be amended to reflect the name of the Issuer, and as so amended shall be the Bylaws of the Surviving Corporation.

          (h)-(i) If the Merger is consummated as planned, it is expected that the Issuer Common Stock will be deregistered under the Securities Exchange Act of 1934 and delisted from The Nasdaq Stock Market.

          (j) Other than as described above, Parent has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Statement (although Parent reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(b) As a result of the Amendment, Parent may be deemed to be the beneficial owner of 4,367,500 shares of Issuer Common Stock pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, by virtue of its direct or indirect right to direct the vote of the shares beneficially and collectively owned by the Director Parties pursuant to the terms of the Merger Agreement and the Amendment. Such Issuer Common Stock constitutes approximately 35.0% of the issued and outstanding shares of Issuer Common Stock (based on 12,469,287 shares of Issuer Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 8, 2001). Parent has shared power to vote all such shares for the limited purposes described above. Parent does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock. Parent (i) is not entitled to

CUSIP No. 27900H 106                                                Page 6 of 9


     any rights as a shareholder of the Issuer as to the Shares covered by the Amendment other than as set forth in this paragraph and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are covered by the Amendment. To the best of Parent's knowledge, other than the shares of the Issuer held by Gary M. Jacobs described in the following paragraph, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

          According to information supplied to Parent by Gary M. Jacobs ("Jacobs"), a member of the Board of Directors of Parent, and to the best of the knowledge of Parent, Jacobs is the beneficial owner of 205,300 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 1.6% of the issued and outstanding shares of Issuer Common Stock (based on 12,469,287 shares of Issuer Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 8, 2001). Jacobs has sole power to direct the voting, or to dispose or to direct the disposition of, all such 205,300 shares of Issuer Common Stock.

          (c) Neither Parent, nor to the knowledge of Parent, any person named in Schedule A, has effected any transaction in the Issuer Common Stock within the past 60 days.

          (d) To the best knowledge of Parent, except as described above, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock beneficially owned by Parent.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as described elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Parent and any other person or, to the best of their knowledge, any person named in Schedule A to this Statement and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, except for Exhibits 1 and 2.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     EXHIBIT NO.    DESCRIPTION
     -----------    -----------
          1         Agreement and Plan of Merger, dated as of January 25, 2002, by and among Syngistix, Inc., Ecometry Corporation, Citrus
                    Merger Corp., and, for the limited purposes set forth
                    therein, Core Technology Fund IV, LLC (incorporated by
                    reference to

CUSIP No. 27900H 106                                                Page 7 of 9

                    Form 8-K filed by the Issuer on February 1, 2002, File No.
                    000-25297).

          2 Amendment and Waiver to Agreement and Plan of Merger, dated as of January 25, 2002, by and among SG Merger Corp., a Florida corporation, Ecometry Corporation, a Florida corporation, Wilburn W. Smith and Allan J. Gardner
                    (incorporated by reference to Form 8-K filed by the Issuer on February 1, 2002, File No. 000-25297)

CUSIP No. 27900H 106                                                Page 8 of 9


                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: February 4, 2002

                                        SYNGISTIX, INC.


                                        By: /s/ Scotte C. Hudsmith
                                            ---------------------------------
                                        Scotte C. Hudsmith
                                        President and Chief Executive Officer

CUSIP No. 27900H 106                                                Page 9 of 9


                                   SCHEDULE A

                    ADDITIONAL INFORMATION CONCERNING PARENT

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                 SYNGISTIX, INC.

Set forth below are the name, position, present principal occupation or employment and business address of each director and executive officer of Syngistix, Inc. ("Parent"). Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Parent. Each person listed below is a citizen of the United States.

Name                            Position                     Principal Occupation         Business Address
----                            --------                     --------------------         ----------------
Scotte C. Hudsmith              Director, President and      CEO of Parent                5340 Quebec Street
                                Chief Executive Officer                                   Suite 216
                                                                                          Englewood, CO 80111

Gary M. Jacobs                  Director                     Managing Director,           1871 Folsom Street
                                                             Colorado Investment          Suite 106
                                                             Capital and Core             Boulder, CO 80302
                                                             Technology Fund IV

Christopher W. Roser            Director                     General Partner,             1105 Spruce Street
                                                             Roser Ventures               Boulder, CO 80302

Mark Vellequette                Chief Financial Officer      CFO of Parent                5340 Quebec Street
                                                                                          Suite 216
                                                                                          Englewood, CO 80111
